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Filed pursuant to
General Instruction II.K of Form F-9
File No. 333-165626

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus do not constitute an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus Supplement dated November 8, 2011

PROSPECTUS SUPPLEMENT (To Prospectus dated April 1, 2010)

US$ Encana Corporation US$ % Notes due 20 US$ % Notes due 20

         The notes due 20            (the "20             Notes") and the notes due 20            (the "20             Notes" and, together with the 20            Notes, the "notes") will bear interest at the rate of             % per year and            % per year, respectively. We will pay interest on the notes on             and            of each year, beginning            , 2012. The 20            Notes will mature on            , 20            and the 20            Notes will mature on            , 20            . We may redeem some or all of the notes, at any time or from time to time, at the applicable redemption price described in this prospectus supplement. We may also redeem all of the notes, at any time, if certain changes affecting Canadian withholding taxes occur. The effective yield on the 20            Notes and the 20            Notes if held to maturity will be            % and            %, respectively. The notes will be issued in United States dollars.

         Investing in the notes involves risks. See "Risk Factors" beginning on page 24 of the accompanying prospectus.

         Our interest coverage ratio for the twelve month period ended September 30, 2011 is less than one-to-one. See "Interest Coverage".

         We will not apply to list the notes on any securities exchange or to include the notes in any automated quotation system. Accordingly, there is no market through which the notes may be sold and purchasers may not be able to resell the notes purchased hereunder. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes, and the extent of issuer regulation. See "Risk Factors" beginning on page 24 of the accompanying prospectus.

         We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

         Certain data on oil and gas reserves incorporated by reference in the accompanying prospectus has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

         Owning the notes may subject you to tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion contained in this prospectus supplement.

         Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, some of our officers and directors and some of the experts named in this prospectus supplement and the accompanying prospectus, are Canadian residents, and many of our assets or the assets of our officers and directors and the experts are located outside the United States.

         Neither the U.S. Securities and Exchange Commission nor any state or provincial securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per 20 Note	Total	Per 20 Note	Total
Public offering price	%	US$	%	US$
Underwriting commission	%	US$	%	US$
Proceeds to Encana, before expenses	%	US$	%	US$

         The price of the notes will also include accrued interest, if any, from November             , 2011 to the date of delivery.

         The underwriters expect to deliver the notes on or about November             , 2011 through The Depository Trust Company and its direct and indirect participants, including Euroclear Bank S.A./N.V. and Clearstream Banking S.A.

Joint Book-Running Managers
Barclays Capital	BNP PARIBAS	J.P. Morgan

November             , 2011

 IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference. The second part, the accompanying prospectus dated April 1, 2010, gives more general information, some of which may not apply to the notes we are offering. The accompanying prospectus is referred to as the "prospectus" in this prospectus supplement.

        If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

        This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. See "Documents Incorporated by Reference" in this prospectus supplement and "Where You Can Find More Information" in the prospectus.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus, as well as information that we previously filed with the U.S. Securities and Exchange Commission (the "SEC") and with the Alberta Securities Commission and incorporated by reference, is accurate as of the respective dates of the applicable documents only. Our business, financial condition, results of operations and prospects may have changed since those dates.

        In this prospectus supplement, all capitalized terms used and not otherwise defined herein have the meanings provided in the prospectus. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars, references to "$" or "US$" are to United States dollars and references to "C$" are to Canadian dollars.

        The following table sets forth: (i) the rates of exchange for the Canadian dollar, expressed in United States dollars in effect at the end of each of the periods indicated; (ii) the average of the exchange rates in effect on the last day of each month during such periods; and (iii) the high and low exchange rates during each period, in each case as identified or calculated from the Bank of Canada noon rate in effect on each trading day during the relevant period.

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
Rate at end of period	0.8166	0.9555	1.0054	0.9711	0.9626
Average rate for period	0.9381	0.8757	0.9710	0.9659	1.0227
High for period	1.0289	0.9716	1.0054	1.0039	1.0583
Low for period	0.7711	0.7692	0.9278	0.9278	0.9626

        On November 7, 2011, the Bank of Canada noon rate was C$1.00 = US$0.9831.

        Our financial statements are subject to Canadian generally accepted auditing standards and the Canadian and U.S. securities regulatory auditor independence standards. Effective January 1, 2011, we adopted International Financial Reporting Standards ("IFRS") as promulgated by the International Accounting Standards Board ("IASB"), which differ from United States generally accepted accounting principles ("U.S. GAAP"). Our audited comparative financial statements for the year ended December 31, 2010 incorporated by reference in the prospectus are prepared in accordance with Canadian generally accepted accounting principles as such existed prior to the adoption of IFRS ("Canadian GAAP"). Our unaudited comparative financial statements for the nine month period ended September 30, 2011 incorporated by reference in the prospectus are prepared in accordance with IFRS. Therefore, our consolidated financial statements incorporated by reference in the prospectus may not be comparable to the extent they are prepared in accordance with different accounting principles, and may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to Note 21 to our audited comparative financial statements for the year ended December 31, 2010 for a discussion of the principal differences between our financial results determined under Canadian GAAP and under U.S. GAAP. As the SEC has adopted rules to accept, from foreign private issuers such as Encana, financial statements prepared in accordance with IFRS as promulgated by the IASB without reconciliation to U.S. GAAP, we will not be providing a description of the principal differences between U.S. GAAP and IFRS. Unless otherwise indicated, all financial information included and incorporated by reference in the prospectus and this prospectus supplement is determined using Canadian GAAP or IFRS.

        Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement and the prospectus to "Encana", "we", "us" and "our" mean Encana Corporation and its consolidated subsidiaries and partnerships. In the sections entitled "Summary of the Offering" and "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus, "Encana", "we", "us" and "our" mean Encana Corporation, without any of its subsidiaries or partnerships through which it operates.

        This prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus contain disclosure respecting oil and natural gas liquids (together "liquids") and natural gas production expressed as "cubic feet of natural gas equivalent" and "barrels of oil equivalent" or "boe". All equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of liquids. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of liquids is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

        The securities regulatory authorities in Canada have adopted National Instrument 51-101—Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose not only proved, probable and possible reserves but also resources, and to disclose reserves and production on a gross basis before deducting royalties. Probable reserves, possible reserves and resources are of a higher risk and are less likely to be accurately estimated or recovered than proved reserves. We are permitted to disclose reserves in accordance with Canadian securities law requirements and the disclosure in the documents incorporated by reference in the prospectus include reserves designated as probable reserves, possible reserves and resources. The SEC definitions of proved, probable and possible reserves are different than the definitions contained in NI 51-101; therefore, proved, probable and possible reserves disclosed in the documents incorporated by reference into the prospectus in compliance with NI 51-101 may not be comparable to United States standards. The SEC requires United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due others but permits the optional disclosure of probable and possible reserves.

        In addition, certain documents incorporated by reference in the prospectus contain estimates of "contingent resources". The SEC does not permit the disclosure of contingent resources in reports filed with it by United States oil and gas reporting companies. "Contingent resources" are not, and should not be confused with, reserves. Additional information regarding these estimates can be found in our supplemental disclosure document concerning our estimated reserves and economic contingent resources dated March 30, 2011, which is incorporated by reference in the prospectus.

        The resource estimates provided in the documents incorporated by reference in the prospectus are estimates only. Actual contingent resources (and any volumes that may be reclassified as reserves) and future production from such contingent resources may be greater than or less than the estimates provided herein.

        Moreover, as permitted by NI 51-101, we have determined and disclosed the net present value of future net revenue from our reserves in our NI 51-101 compliant reserves disclosure using forecast prices and costs. The SEC requires that reserves and related future net revenue be estimated based on historical 12-month average prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices or management's own forecasts.

        For additional information regarding the presentation of our reserves and other oil and gas information, including the primary differences between Canadian and U.S. reporting requirements, see the section entitled "Reserves and Other Oil and Gas Information" in our Annual Information Form dated February 17, 2011, which is incorporated by reference in the prospectus. Certain disclosure of our reserves prepared in accordance with United States disclosure requirements is set forth in the Appendix D to our Annual Information Form dated February 17, 2011 entitled "U.S. Protocol Disclosure of Reserves Data and Other Oil and Gas Information".

Prospectus Supplement

Prospectus

About this Prospectus	2
Where You Can Find More Information	3
Forward-Looking Statements	5
Encana Corporation	7
Use of Proceeds	7
Description of Debt Securities	7
Trading Price and Volume	24
Risk Factors	24
Certain Income Tax Considerations	25
Plan of Distribution	26
Interest Coverage	26
Legal Matters	27
Experts	27
Enforceability of Civil Liberties	27
Documents Filed as Part of the Registration Statement	28
Consent of PricewaterhouseCoopers LLP	29

 FORWARD-LOOKING STATEMENTS

        Certain statements included in this prospectus supplement, the prospectus and the documents incorporated therein by reference constitute forward-looking statements within the meaning of applicable securities legislation relating to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking statements typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook on natural gas and liquids prices, estimates of future production, reserves and resources, the estimated amounts and timing of capital expenditures, anticipated future debt levels and royalty rates, the anticipated use of proceeds from the offering of the notes, or other expenditures, beliefs, plans, objectives, assumptions or statements about future events or performance.

        You are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predicted outcomes, forecasts, projections and other forward-looking statements will not occur. These assumptions, risks and uncertainties include, but are not limited to:

  •
  volatility of and assumptions regarding commodity prices;

  •
  assumptions based upon our current guidance;

  •
  the risk that we may not conclude potential joint venture arrangements with others and raise third party capital investments;

  •
  the risk that we may not successfully divest particular assets and within the expected time periods;

  •
  fluctuations in currency and interest rates;

  •
  product supply and demand;

  •
  market competition;

  •
  risks inherent in our oil and gas and market optimization operations;

  •
  risks inherent in our marketing operations, including credit risks;

  •
  imprecision of reserves and resources estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources;

  •
  our ability to replace and expand reserves;

  •
  marketing margins;

  •
  potential disruption or unexpected technical difficulties in developing new facilities;

  •
  unexpected cost increases or technical difficulties in constructing or modifying processing facilities;

  •
  unexpected difficulties in processing, transporting and/or refining natural gas and liquids;

  •
  risks associated with technology;

  •
  risk that target supply cost for 2011 and in subsequent years will not be met;

  •
  our ability to generate sufficient cash flow from operations to meet our current and future obligations;

  •
  our ability to access external sources of debt and equity capital;

  •
  general economic and business conditions;

  •
  our ability to enter into or renew leases;

  •
  the timing and the costs of well and pipeline construction;

  •
  our ability to secure adequate product transportation;

  •
  our ability to make capital investments and the amounts of capital investments;

  •
  imprecision in estimating the timing, costs and levels of production and drilling;

  •
  results of exploration, development and drilling;

  •
  imprecision in estimates of future production capacity;

  •
  uncertainty in the amounts and timing of royalty payments;

  •
  imprecision in estimates of product sales;

  •
  changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations;

  •
  political and economic conditions in the countries in which we operate;

  •
  terrorist threats;

  •
  risks associated with existing and potential future lawsuits and regulatory actions made against us;

  •
  risks associated with our divestiture of assets and the timing thereof;

  •
  operational and regulatory risks associated with hydraulic fracturing;

  •
  difficulty in obtaining necessary regulatory or other third party approvals; and

  •
  other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by us.

        We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" in the prospectus and in certain documents incorporated by reference therein. Except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

 SUMMARY OF THE OFFERING

        The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus.

Issuer	Encana Corporation
Securities Offered	US$ million aggregate principal amount of % notes due , 20 . US$ million aggregate principal amount of % notes due , 20 .
Maturity Date	, 20 for the 20 Notes. , 20 for the 20 Notes.
Interest Payment Dates	and of each year, beginning , 2012 for the 20 Notes. and of each year, beginning , 2012 for the 20 Notes.
Ranking
The notes will be our direct, unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated debt. We conduct a substantial portion of our business through our corporate and partnership subsidiaries. The notes will be structurally subordinate to all existing and future indebtedness and liabilities of any of our corporate and partnership subsidiaries. See "Description of the Notes—Ranking and Other Indebtedness" in this prospectus supplement and "Description of Debt Securities—Ranking" in the prospectus. As at September 30, 2011, our corporate and partnership subsidiaries had approximately $1.0 billion of long-term debt outstanding to third parties.

Optional Redemption

Prior to            (the date that is            months prior to the maturity date of the 20            Notes), we may redeem the 20            Notes, in whole or in part, at any time or from time to time, at the applicable redemption price described in this prospectus supplement. On or after            (the date that is            months prior to the maturity date of the 20            Notes), we may redeem the 20            Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 20            Notes to be redeemed, plus accrued and unpaid interest thereon to the date of redemption.
Prior to            (the date that is            months prior to the maturity date of the 20            Notes), we may redeem the 20            Notes, in whole or in part, at any time or from time to time, at the applicable redemption price described in this prospectus supplement. On or after            (the date that is            months prior to the maturity date of the 20            Notes), we may redeem the 20            Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 20            Notes to be redeemed, plus accrued and unpaid interest thereon to the date of redemption.
See "Description of the Notes—Optional Redemption" in this prospectus supplement.
We may also redeem all of the 20 Notes or all of the 20 Notes in whole, but not in part, at the redemption price described in the prospectus at any time in the event certain changes affecting Canadian withholding taxes occur. See "Description of Debt Securities—Tax Redemption" in the prospectus.
Sinking Fund	None.
Certain Covenants

The indenture pursuant to which the notes will be issued will contain certain covenants that, among other things, limit:

•       the ability of Encana Corporation and its restricted subsidiaries to create liens; and

•       the ability of Encana Corporation (exclusive of its corporate and partnership subsidiaries) to merge, amalgamate or consolidate with, or sell all or substantially all of its assets to, any other person.
See "Description of Debt Securities—Covenants" in the prospectus. These covenants are subject to important exceptions and qualifications which are described under the caption "Description of Debt Securities" in the prospectus.

Use of Proceeds
The net proceeds to us from this offering will be approximately $ million, after deducting the underwriting commission and the estimated expenses payable by us of approximately $1.0 million. The net proceeds received by us from the sale of the notes will be used to repay a portion of our commercial paper indebtedness. Any net proceeds that are not applied immediately to the repayment will be used for general corporate purposes or invested in short-term marketable securities. See "Use of Proceeds" in this prospectus supplement.

Additional Amounts	Any payments made by us with respect to the notes will be made without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or by the interpretation or administration thereof. If we are so required to withhold or deduct for Canadian taxes with respect to a payment to the holders of notes, subject to certain limitations, we will pay the additional amount necessary so that the net amount received by the holders of notes after such withholding or deduction is not less than the amount that such holders would have received in the absence of the withholding or deduction. See "Description of Debt Securities—Covenants—Payment of Additional Amounts" in the prospectus.
Form
The notes will be represented by fully registered global notes deposited in book-entry form with, or on behalf of, The Depository Trust Company, and registered in the name of its nominee. See "Description of the Notes—Book-Entry System" in this prospectus supplement. Except as described under "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus, notes in certificated form will not be issued.
Governing Law	The notes and the indenture governing the notes will be governed by the laws of the State of New York.

 ENCANA CORPORATION

        We are a leading North American natural gas producer focused on growing our strong portfolio of resource plays from northeast British Columbia to east Texas, Louisiana and Mississippi. Our other operations include the transportation and marketing of natural gas and liquids production. All of our reserves and production are located in North America. We continually pursue opportunities to develop and expand our business, which may include significant corporate or asset acquisitions. We may finance such acquisitions with debt or equity, or a combination of both.

        Encana was formed in 2002 through the business combination of Alberta Energy Company Ltd. and PanCanadian Energy Corporation. On November 30, 2009, Encana completed a corporate reorganization to split into two independent publicly traded energy companies—Encana Corporation, a natural gas company, and Cenovus Energy Inc., an integrated oil company.

        We employ a decentralized decision making structure and are currently divided into two operating divisions. The operating divisions are:

  •
  Canadian Division, which includes the exploration for, development of, and production of natural gas, liquids and other related activities within Canada. Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Cutbank Ridge in Alberta and British Columbia, including Montney; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane in southern Alberta. The Canadian Division also includes the Deep Panuke natural gas project offshore Nova Scotia.

  •
  USA Division, which includes the exploration for, development of, and production of natural gas, liquids and other related activities within the U.S. Four key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) Haynesville in Louisiana; and (iv) Texas, including East Texas.

RECENT DEVELOPMENTS

        On November 3, 2011, Encana Oil & Gas (USA) Inc., a subsidiary of Encana, announced that it had reached an agreement to sell its North Texas natural gas producing properties to certain partnerships managed by EnerVest, Ltd. for approximately $975 million. These North Texas assets currently produce about 125 million cubic feet equivalent per day and include the associated gathering pipelines in the Fort Worth Basin. The sale of these assets is subject to normal closing conditions as well as regulatory approvals and is expected to close prior to year-end with an effective date of November 1, 2011.

USE OF PROCEEDS

        The net proceeds to us from this offering will be approximately $             million, after deducting the underwriting commission and the estimated expenses payable by us of approximately $1.0 million. The net proceeds received by us from the sale of the notes will be used to repay a portion of our commercial paper indebtedness. Any net proceeds that are not applied immediately to the repayment will be used for general corporate purposes or invested in short-term marketable securities.

 SELECTED FINANCIAL AND OPERATING INFORMATION

Selected Financial Information

        The following table sets forth selected financial information as at and for the year ended December 31, 2010, based on audited financial information, and as at and for the nine months ended September 30, 2011, based on unaudited financial information. Information as at and for the year ended December 31, 2010 was prepared in accordance with Canadian GAAP and information as at and for the nine months ended September 30, 2011 was prepared in accordance with IFRS 1, "First-time Adoption of International Financial Reporting Standards", and with International Accounting Standard 34, "Interim Financial Reporting" as promulgated by the IASB. Our consolidated financial statements are expressed in United States dollars.

        In the opinion of management, the unaudited comparative interim consolidated financial statements present fairly, in accordance with IFRS, the financial information for such period. Our historical results are not necessarily indicative of the results that may be expected for any future period.

        You should read the selected financial information in conjunction with our historical consolidated financial statements and the related Management's Discussion and Analysis incorporated by reference in the prospectus.

	Year Ended December 31, 2010	Nine Months Ended September 30, 2011
		(unaudited)
Consolidated Statement of Earnings (in millions):
Revenues, net of royalties	$8,870	$6,006
Expenses
Production and mineral taxes	217	153
Transportation	859	731
Operating	1,061	798
Purchased product	739	508
Exploration and evaluation	—	135
Depreciation, depletion and amortization	3,242	2,542
Administrative	359	246
Interest	501	346
Accretion of asset retirement obligation	46	38
Foreign exchange (gain) loss, net	(216)	256
(Gain) loss on divestitures	2	(170)
Income tax expense	561	49

Net earnings	$1,499	$374

Consolidated Statement of Cash Flows (in millions):
Cash From Operating Activities	$2,365	$2,933
Capital expenditures	(4,773)	(3,589)
Other Financial Data (in millions):
Adjusted EBITDA(1)	$5,635	$3,570

	Year Ended December 31, 2010	Nine Months Ended September 30, 2011
		(unaudited)
Balance Sheet (in millions):
Working capital (deficit)	$78	$(788)
Total assets	34,020	34,667
Long-term debt (including current portion)	7,629	8,651
Shareholders' equity	17,327	16,579

Note:

(1)
Adjusted EBITDA represents Net earnings before Income tax expense, (Gain) loss on divestitures, Foreign exchange (gain) loss, net, Accretion of asset retirement obligation, Interest, Depreciation, depletion and amortization, Exploration and evaluation and Impairments. Adjusted EBITDA is not a measure that has any standardized meaning prescribed by Canadian GAAP or IFRS and is considered a non-GAAP measure. Therefore, this measure may not be comparable to similar measures presented by other issuers. Adjusted EBITDA is presented in order to provide additional information regarding our liquidity and our ability to generate funds to finance our operations. Adjusted EBITDA should not be considered an alternative to net earnings, cash from operating activities or other measures of financial performance calculated in accordance with Canadian GAAP or IFRS, as applicable.

The following table provides a reconciliation of Adjusted EBITDA from Net earnings (in millions):

	Year Ended December 31, 2010	Nine Months Ended September 30, 2011
		(unaudited)
Net earnings	$1,499	$374
Add:
Income tax expense	561	49
(Gain) loss on divestitures	2	(170)
Foreign exchange (gain) loss, net	(216)	256
Accretion of asset retirement obligation	46	38
Interest	501	346
Depreciation, depletion and amortization	3,242	2,542
Exploration and evaluation	—	135
Impairments	—	—

Adjusted EBITDA	$5,635	$3,570

Selected Operating Information

        The following table sets forth selected operating information for the year ended December 31, 2010 and for the nine months ended September 30, 2011. For the purposes of the following information, "bbls/d" means barrels per day, "MMcf/d" means millions of cubic feet per day and "MMcfe/d" means millions of cubic feet equivalent per day. Liquids volumes have been converted to millions of cubic feet equivalent on the basis of six thousand cubic feet of natural gas to one barrel of liquids.

	Year Ended December 31, 2010	Nine Months Ended September 30, 2011
Production, after royalties
Produced gas (MMcf/d)	3,184	3,291
Liquids (bbls/d)	22,787	23,989

Total (MMcfe/d)	3,321	3,435

 CONSOLIDATED CAPITALIZATION

        The following table summarizes our consolidated capitalization as at September 30, 2011, both on an actual basis and on an as adjusted basis to give effect to the issuance of the notes and the use of proceeds therefrom. You should read this table together with our unaudited comparative interim consolidated financial statements as at and for the nine months ended September 30, 2011, which are incorporated by reference in the prospectus.

	As at September 30, 2011
	Actual	As Adjusted
	(in millions) (unaudited)
Long-Term Debt(1)
Revolving credit and term loan borrowings(2)(3)(4)	$1,071	$
Unsecured notes and debentures—Canadian (C$1,250)(4)	1,204		1,204
Unsecured notes and debentures—U.S.	6,400		6,400
Increase in value of debt acquired	46		46
Debt discounts and transaction costs	(70)		(70)
20 Notes offered hereby	—
20 Notes offered hereby	—

Total long-term debt	8,651

Shareholders' Equity
Share capital(5)(6)	2,321		2,321
Paid in surplus	9		9
Retained earnings	14,197		14,197
Accumulated other comprehensive income	52		52

Total shareholders' equity	16,579		16,579

Total Capitalization	$25,230

Notes:

(1)
Includes current portion of long-term debt.

(2)
Includes outstanding commercial paper indebtedness.

(3)
As at September 30, 2011, Encana and one of its U.S. subsidiaries had in place revolving bank credit facilities for C$4.5 billion ($4.3 billion) and $565 million, respectively. On October 12, 2011, Encana renewed its revolving bank credit facility for C$4.0 billion ($3.9 billion), and on October 20, 2011, its U.S. subsidiary renewed its revolving bank credit facility for $1.0 billion. The maturity date on both facilities has been extended to October 31, 2015 and each facility provides for annual extensions at the option of the lenders following a request from the borrower.

(4)
Canadian dollar denominated debt has been converted to U.S. dollar amounts using the exchange rate of C$1.00 equals $0.9626 as at September 30, 2011.

(5)
An unlimited number of common shares are authorized. As at September 30, 2011, there were approximately 736.3 million common shares outstanding.

(6)
We have option plans which permit common shares to be reserved for issuance pursuant to options granted to our directors, officers and employees. In addition, we have a restricted share unit ("RSU") plan whereby our employees are granted RSUs. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, in accordance with the terms of the RSU plan and grant agreement. For additional information with respect to outstanding options and RSUs as at September 30, 2011, see Note 17 to our unaudited comparative interim consolidated financial statements as at and for the nine months ended September 30, 2011, which are incorporated by reference in the prospectus.

 INTEREST COVERAGE

        The following sets forth our interest coverage ratios calculated for the twelve month periods ended December 31, 2010, based on audited financial information, and September 30, 2011, based on unaudited financial information. The interest coverage ratios set out below have been prepared and included in this prospectus supplement in accordance with Canadian disclosure requirements. In calculating the ratios, the interest expense on long-term debt has been adjusted to give effect to the issuance of the notes and the use of proceeds therefrom. The interest coverage ratios set forth below do not purport to be indicative of interest coverage ratios for any future periods. The interest coverage ratios for the twelve month periods ended December 31, 2010 and September 30, 2011 have been calculated based on information contained within our financial statements for the related periods which were prepared in accordance with Canadian GAAP and IFRS, respectively. Adjustments for normal course issuances and repayments of long-term debt subsequent to December 31, 2010 would not materially affect the ratios. For further information regarding interest coverage, reference is made to "Interest Coverage" in the prospectus.

	December 31, 2010	September 30, 2011
Interest coverage on long-term debt(1)
Net earnings	times	times

Note:

(1)
The interest coverage ratios provided above have been calculated excluding the carrying charges for the $500 million and $2,053 million in debt securities reflected as current liabilities in our consolidated balance sheets as at December 31, 2010 and September 30, 2011, respectively. If such debt obligations had been classified in their entirety as long-term debt for the purposes of calculating the interest coverage ratios, the entire amount of the annual carrying charges and interest expense for such debt obligations would have been reflected in the calculation of our interest expense and the interest coverage ratios for the twelve month periods ended December 31, 2010 and September 30, 2011 would have been            and            , respectively.

        Interest coverage on long-term debt on a net earnings basis is equal to net earnings before interest on long-term debt and income taxes divided by interest expense on long-term debt.

        After adjusting for the issuance of the notes and the use of proceeds therefrom, our interest expense on long-term debt amounted to $             million and $             million for the twelve month periods ended December 31, 2010 and September 30, 2011, respectively, and our net earnings before interest on long-term debt and income taxes for the twelve month periods ended December 31, 2010 and September 30, 2011 was $             million and $             million, respectively, which is             times and            times our adjusted interest requirements for such periods, respectively.

        Our interest coverage ratio for the twelve month period ended September 30, 2011 is less than one-to-one. For the twelve month period ended September 30, 2011, net earnings before interest on long-term debt and income taxes would need to increase by $             million to $             million in order for Encana to achieve interest coverage on long-term debt on a net earnings basis of 1.0 times.

        Interest coverage ratios calculated for the twelve month periods ended September 30, 2011 and 2010 without adjustment to give effect to the issuance of the notes and the use of proceeds therefrom are included as an exhibit to our unaudited comparative interim consolidated financial statements for the nine month period ended September 30, 2011 incorporated by reference in the prospectus.

 DESCRIPTION OF THE NOTES

        The following description of the terms of the notes (referred to in the prospectus as the "debt securities") supplements, and to the extent inconsistent therewith replaces, the description set forth under "Description of Debt Securities" in the prospectus and should be read in conjunction with such description. Capitalized terms used but not defined in this prospectus supplement have the meanings ascribed to them in the prospectus. In this section only, "we", "us", "our" or "Encana" refer to Encana Corporation without any of its subsidiaries or partnerships through which it operates.

General

        Payment of the principal, premium, if any, and interest on the notes will be made in United States dollars.

        The 20            Notes initially will be issued in an aggregate principal amount of $             million and the 20            Notes initially will be issued in an aggregate principal amount of $             million. The 20            Notes will mature on            , 20            and the 20            Notes will mature on            , 20            . The 20            Notes will bear interest at the rate of            % per year and the 20            Notes will bear interest at the rate of            % per year. Interest will be payable on the notes from November             , 2011 or from the most recent date to which interest has been paid or provided for, payable semi-annually in arrears on            and             of each year, commencing            , 2012, to the persons in whose names the notes are registered at the close of business on the preceding            or            , respectively. The notes will be sold in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

        We may from time to time without notice to, or the consent of, the holders of the notes of either series, create and issue additional notes of such series under the Indenture. Unless otherwise set forth in a prospectus supplement, such additional notes will rank equally and have the same terms as the 20            Notes and the 20            Notes offered hereby in all respects (or in all respects except for the public offering price, issue date, payment of interest accruing prior to the issue date of the new notes, or except for the first payments of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the 20            Notes or the 20            Notes, as applicable, and have the same terms as to status, redemption and otherwise as the notes.

        The notes will not be entitled to the benefits of any sinking fund. We may issue debt securities and incur additional indebtedness other than through the offering of notes pursuant to this prospectus supplement.

        The provisions of the Indenture relating to the payment of Additional Amounts in respect of Canadian withholding taxes in certain circumstances (described under the caption "Description of Debt Securities—Covenants—Payment of Additional Amounts" in the prospectus) and the provisions of the Indenture relating to the redemption of notes in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement (described under the caption "Description of Debt Securities—Tax Redemption" in the prospectus) will apply to the notes.

Ranking and Other Indebtedness

        The notes will be our direct unsecured obligations and will rank equally and ratably with all of our other unsubordinated and unsecured indebtedness. The notes will be structurally subordinate to all existing and future indebtedness and liabilities of any of our corporate and partnership subsidiaries. We conduct a substantial portion of our operations through our corporate and partnership subsidiaries. As at September 30, 2011, our corporate and partnership subsidiaries had approximately $1.0 billion of long-term debt outstanding to third parties.

Optional Redemption

        Prior to            (the date that is             months prior to the maturity date of the 20            Notes), we may redeem the 20            Notes, and prior to             (the date that is             months prior to the maturity date of the 20            Notes), we may redeem the 20            Notes, in each case, in whole or in part, at our option at any time or from time to time at a redemption price equal to the greater of:

  •
  100% of the principal amount of the notes to be redeemed, and

  •
  the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus            basis points in the case of the 20            Notes and            basis points in the case of the 20             Notes,

        plus accrued interest thereon to the date of redemption.

        On or after            (the date that is             months prior to the maturity date of the 20            Notes), we may redeem the 20            Notes, and on or after            (the date that is             months prior to the maturity date of the 20            Notes), we may redeem the 20            Notes, in each case, in whole or in part, at a redemption price equal to 100% of the principal amount of the 20             Notes or 20            Notes to be redeemed, plus accrued and unpaid interest thereon to the date of redemption.

        For purposes of the redemption price calculation set forth above, the following terms have the following meanings:

        "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

        "Comparable Treasury Issue" means the United States Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if fewer than four such Reference Treasury Dealer Quotations are obtained, the average of all such quotations.

        "Independent Investment Banker" means one of the Reference Treasury Dealers, which is appointed by the Trustee after consultation with us.

        "Reference Treasury Dealers" means each of Barclays Capital Inc., BNP Paribas Securities Corp. and J.P. Morgan Securities LLC or their affiliates, plus two others which are primary U.S. Government securities dealers and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in the United States (a "Primary Treasury Dealer"), we shall substitute for it another Primary Treasury Dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by such Reference Treasury Dealers at 3:30 p.m. New York Time on the third business day preceding such redemption date.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

        Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or the portions of the notes called for redemption.

        In the case of a partial redemption of notes, selection of such notes for redemption will be made pro rata, by lot or such other method as the Trustee in its sole discretion deems appropriate and just. If any note is redeemed in part, the notice of redemption relating to such note shall state the portion of the principal amount thereof to be redeemed; provided that no note in an aggregate principal amount of $2,000 or less shall be redeemed in part. A replacement note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note.

Book-Entry System

        The Depository Trust Company ("DTC" or the "Depository"), New York, New York, will act as securities depository for the notes. The notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC. Fully-registered global notes (hereinafter referred to as the "Global Notes") will be issued for the notes, in the aggregate principal amount of such issue, and will be deposited with DTC. The provisions set forth under "Description of Debt Securities—Debt Securities in Global Form" in the prospectus will be applicable to the notes.

        DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants' accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the Financial Industry Regulatory Authority, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The DTC Rules applicable to its Participants are on file with the SEC.

        Purchases of notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC's records. The ownership interest of each actual purchaser of each note ("beneficial owner") is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Global Notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the Global Notes, except in the event that use of the book-entry system for the notes is discontinued.

        The deposit of the Global Notes with DTC and their registration in the name of Cede & Co. do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Global Notes; DTC's records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        None of DTC, Cede & Co., or any other DTC nominee will consent or vote with respect to the Global Notes unless authorized by a direct participant in accordance with DTC's procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the securities are credited on the record date. These participants are identified in a listing attached to the omnibus proxy.

        Principal, premium, if any, and interest payments on the Global Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit direct participants' accounts upon DTC's receipt of funds and corresponding detail information from us, on the applicable payment date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with notes held for the accounts of customers in bearer form or registered in "street name". These payments will be the responsibility of these participants and not of DTC or its nominee, us, the Trustee, or any other agent or party, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of principal and interest to Cede & Co., or any other nominee as may be requested by an authorized representative of DTC, is our responsibility. Disbursement of the payments to direct participants is the responsibility of DTC, and disbursement of the payments to the beneficial owners is the responsibility of the direct or indirect participants.

        We will send any redemption notices to DTC. If less than all of the notes of a series are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.

        A beneficial owner must give any required notice of its election to have its notes repurchased through the participant through which it holds its beneficial interest in the Global Notes to the applicable trustee or tender agent. The beneficial owner shall effect delivery of its notes by causing the direct participant to transfer its interest in the securities on DTC's records. The requirement for physical delivery of notes in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the securities are transferred by the direct participant on DTC's records and followed by a book-entry credit of tendered notes to the applicable trustee or agent's DTC account.

        The information in this section concerning DTC and DTC's system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangement between us and DTC and any changes to these procedures that may be instituted unilaterally by DTC.

Certificated Notes

        The Depositary may discontinue providing its services as depository with respect to the notes at any time by giving reasonable notice to us and the Trustee. Under these circumstances, and in the event that a successor depository is not appointed, notes in certificated form are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through the

Depositary (or a successor depository). In that event, notes in certificated form will be printed and delivered. If at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and a successor depository is not appointed by us within 90 days or if there shall have occurred and be continuing an Event of Default under the Indenture with respect to the notes and the Trustee has received a request from a beneficial holder of outstanding notes to issue notes in certificated form to such holder, we will issue individual notes in certificated form in exchange for the Global Notes.

CERTAIN INCOME TAX CONSIDERATIONS

        The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them of purchasing, holding or disposing of the notes having regard to their own particular circumstances, including any consequences of an investment in the notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

        The following summary describes the principal Canadian federal income tax considerations generally applicable to you as a consequence of acquiring, holding and disposing of notes; provided that you, at all relevant times, for the purposes of the Income Tax Act (Canada) (the "Tax Act") (i) are not, and are not deemed to be, a resident of Canada, (ii) deal at arm's length with Encana, (iii) deal at arm's length with any transferee who is resident in Canada for purposes of the Tax Act and to whom you assign or otherwise transfer a note, (iv) do not use or hold and are not deemed by the provisions of the Tax Act to use or hold the notes in the course of carrying on a business in Canada, and (v) where you carry on an insurance business in Canada and elsewhere, you establish that the notes are neither "designated insurance property" (as defined in the Tax Act and the regulations thereunder (the "Regulations")) nor effectively connected with the insurance business you carry on in Canada.

        This summary is based upon the current provisions of the Tax Act and the Regulations, all specific proposals to amend such provisions publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and an understanding of the current published administrative practices of the Canada Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax consequences, and except as noted above does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, and does not take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from the federal income tax considerations.

        Under the Tax Act, you will not be subject to Canadian withholding tax in respect of any amounts paid or credited by Encana to you as, on account of, in lieu of, or in satisfaction of interest on the notes. There are no other Canadian taxes on income or capital gains payable under the Tax Act in respect of the holding, redemption or disposition of the notes or the receipt of interest on the notes by you from Encana.

        YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE CANADIAN FEDERAL TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY PROVINCE, NON-CANADIAN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Certain United States Federal Income Tax Considerations

        The following is a general summary of certain material United States federal income tax consequences of the acquisition, ownership and disposition of notes by United States Holders, as defined below, who purchase notes offered hereby at the price indicated on the cover of this prospectus supplement and hold the notes as a capital asset, within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the "Code"). This discussion is based on existing provisions of the Code, final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements or practice, judicial decisions, and interpretations of the foregoing, all as of the date of this offering. Future legislative, judicial or administrative modifications, revocations or interpretations, which may or may not be retroactive, may result in United States federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the United States Internal Revenue Service (the "IRS"). No ruling has been or will be sought or obtained from the IRS with respect to any of the United States federal income tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a United States court will not sustain such challenge.

        As used herein, a "United States Holder" is any beneficial owner of a note that is (i) a citizen or individual resident of the United States, as determined for United States federal income tax purposes; (ii) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

        If a pass-through entity, including a partnership or other entity taxable as a partnership for United States federal income tax purposes, holds a note, the United States federal income tax treatment of an owner or partner generally will depend upon the status of such owner or partner and upon the activities of the pass-through entity. You are urged to consult your own tax advisor if you are a United States person and an owner or partner of a pass-through entity holding a note.

        This discussion does not address any United States federal alternative minimum tax, United States federal estate, gift, or other non-income tax, or state, local or non-United States tax consequences of the acquisition, ownership and disposition of a note. In addition, this discussion does not address the United States federal income tax consequences to certain categories of United States Holders subject to special rules, including United States Holders that are (i) banks, financial institutions or insurance companies; (ii) regulated investment companies or real estate investment trusts; (iii) brokers or dealers in securities or currencies or traders in securities that elect to use a mark-to-market method of accounting; (iv) tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts; (v) holders that hold a note as part of a hedge, straddle, conversion transaction or a synthetic security or other integrated transaction; (vi) holders that have a "functional currency" other than the United States dollar; and (vii) United States expatriates.

        YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-UNITED STATES OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Payments of Interest

        You will be taxed on interest on your note as ordinary income at the time you receive the interest or when the interest accrues, depending on your method of accounting for United States federal income tax purposes. Interest paid on the notes is income from sources outside the United States for purposes of computing the foreign tax credit allowable to a United States Holder. Interest income on a note generally will be considered either "passive category income" or "general category income" for United States foreign tax credit purposes. The rules governing the foreign tax credit are complex, and you should consult your tax advisor regarding the availability of the credit under your particular circumstances.

Sale, Exchange and Retirement of the Notes

        You will generally recognize a capital gain or loss on the sale, exchange or retirement of your note equal to the difference between the amount you realize on the sale, exchange or retirement, excluding any amounts attributable to accrued but unpaid interest (which will generally be taxed as interest) and your adjusted tax basis in your note. Such gain or loss generally will constitute long-term capital gain or loss if you held the note for more than one year and otherwise will be short-term capital gain or loss. Under current law, net long-term capital gains of non-corporate United States Holders (including individuals) are, under some circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. Any such gain or loss will be treated as United States source income or loss, unless it is attributable to an office or other fixed place of business outside of the United States and certain other conditions are met.

Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to certain payments to you of principal of, and interest on, a note, and the receipt by you of the proceeds of disposition of a note before maturity, unless you are an exempt recipient, such as a corporation. Backup withholding, currently at the rate of 28%, will generally apply if you (a) fail to furnish your correct taxpayer identification number (generally on an IRS Form W-9), (b) furnish an incorrect taxpayer identification number, (c) are notified by the IRS that you have previously failed to report properly items subject to backup withholding, or (d) fail to certify, under penalty of perjury, that you have furnished your correct taxpayer identification number and that the IRS has not notified you that you are subject to backup withholding.

        Backup withholding is not an additional United States federal income tax. Any amounts withheld under the United States backup withholding rules will be allowed as a credit against your United States federal income tax liability, if any, or will be refunded to the extent it exceeds such liability, if you furnish required information to the IRS in a timely manner.

Recent Legislative Developments

        Recently enacted legislation requires certain United States Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, interest and capital gains for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, recent legislation requires certain United States Holders who are individuals that hold certain foreign financial assets (which may include the notes) to report information relating to such assets, subject to certain exceptions. You should consult your own tax advisors regarding the effect, if any, of this legislation on your ownership and disposition of notes.

 TRADING PRICE AND VOLUME

        All of the outstanding common shares of Encana are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "ECA". The following table outlines the share price trading range and volume of shares traded by month for the period October 1, 2010 to November 7, 2011:

	TORONTO STOCK EXCHANGE				NEW YORK STOCK EXCHANGE
	Share Price Trading Range				Share Price Trading Range
	High	Low	Close	Volume	High	Low	Close	Volume
	(C$ per share)			(millions)	($ per share)			(millions)
2010
October	31.67	28.05	28.81	51.3	30.98	27.28	28.22	81.0
November	30.41	28.16	28.43	52.7	30.44	27.60	27.70	69.8
December	29.54	28.02	29.09	40.4	29.33	27.73	29.12	54.3
2011
January	32.59	28.39	32.27	57.9	32.67	28.52	32.27	96.9
February	33.00	30.28	31.58	59.0	33.17	30.65	32.54	94.4
March	34.25	29.42	33.53	59.4	35.06	30.12	34.53	94.2
April	33.99	30.44	31.79	42.9	35.22	31.87	33.53	65.3
May	33.68	30.71	33.02	36.0	34.85	31.78	34.10	85.2
June	33.30	28.13	29.78	51.2	34.33	28.67	30.79	91.1
July	30.42	27.96	28.03	35.0	32.23	29.27	29.29	69.4
August	28.04	22.92	24.87	61.3	29.89	23.09	25.41	134.4
September	25.14	19.86	20.17	56.2	25.75	18.99	19.21	96.2
October	22.32	18.71	21.62	51.7	22.51	17.64	21.70	103.9
November 1—7	21.81	20.52	21.59	13.9	21.59	20.12	21.33	21.4

 UNDERWRITING

        We intend to offer the notes through the underwriters. Barclays Capital Inc., BNP Paribas Securities Corp. and J.P. Morgan Securities LLC are acting as joint book-running managers and as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Underwriter	Principal Amount of the 20 Notes	Principal Amount of the 20 Notes
Barclays Capital Inc.	$	$
BNP Paribas Securities Corp.
J.P. Morgan Securities LLC

Total	$	$

        In the underwriting agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the notes offered hereby if any of the notes are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The obligations of the underwriters under the underwriting agreement may also be terminated upon the occurrence of certain stated events.

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        The notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory in Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any notes purchased by it, in Canada or to residents of Canada, and that any selling agreement or similar agreement with respect to the notes will require each dealer or other party thereto to make an agreement to the same effect.

        The representatives have advised us that the underwriters propose initially to offer the notes to the public at the respective public offering prices set forth on the cover of this prospectus supplement and may offer the notes to certain dealers at that price less a concession not to exceed            % of the principal amount of the 20            Notes and            % of the principal amount of the 20            Notes. The underwriters may allow, and such dealers may re-allow, a discount not to exceed            % of the principal amount of the 20             Notes and            % of the principal amount of the 20            Notes on sales to certain other dealers. After the initial public offering, the public offering price and other selling terms may be changed by the underwriters.

        The expenses of the offering, not including the underwriting commission, are estimated to be approximately $1.0 million and are payable by us.

        We have agreed not to, prior to the closing of this offering, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any debt securities which mature more than one year after the closing of this offering and which are substantially similar to the notes, without first obtaining the prior written consent of the representatives of the underwriters.

        The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the representatives that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

        In connection with the offering, the representatives may purchase and sell the notes in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the representatives of a greater principal amount of the notes than the underwriters are required to purchase in the offering. The representatives may close out any short position by purchasing the notes in the open market. Stabilizing transactions consist of various bids for or purchases of the notes made by the representatives in the open market prior to the completion of the offering.

        The representatives may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased the notes sold by or for the account of that underwriter in stabilizing or short covering transactions.

        Purchases to cover short positions and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the notes. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. If these activities are commenced, they may be discontinued by the representatives at any time without notice. These transactions may be effected in the over-the-counter market or otherwise.

        Certain of the underwriters and/or their affiliates have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Also, each of Barclays Capital Inc., BNP Paribas Securities Corp., J.P. Morgan Securities LLC,            ,            ,             ,             ,            and            is, directly or indirectly, an affiliate of a bank or other financial institution (the "bank") which is a lender to us under our credit facilities. Additionally, certain of the underwriters, the banks and/or their affiliates may hold a portion of our outstanding commercial paper. Accordingly, we may be considered to be a connected issuer of each of these underwriters under applicable securities legislation in the Province of Alberta. As at September 30, 2011, no amounts were outstanding under the credit facilities. Any indebtedness under our credit facilities will be unsecured. We are in compliance with all material terms of the agreements governing the credit facilities and none of the banks has waived any material breach by us of such agreements since their execution. See notes to the consolidated capitalization table under "Consolidated Capitalization" in this prospectus supplement. Our financial position has not changed substantially and adversely since the execution of the credit facilities.

        As a consequence of their participation in the offering, the underwriters will be entitled to share in the underwriting commission relating to the offering of the notes. The decision to distribute the notes hereunder and the determination of the terms of this offering were made through negotiations between us and the underwriters. The underwriters and affiliates of such underwriters may hold certain of our outstanding commercial paper, a portion of which we intend to repay with the net proceeds of the offering. See "Use of Proceeds". As a result, one or more of such underwriters or their affiliates may receive more than 5% of the net proceeds from the offering of the notes in the form of the repayment of such indebtedness. Accordingly, the offering of the notes is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated BBB or better by S&P's rating service or Baa or better by Moody's rating service.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of notes described in this prospectus supplement to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State:

  (a)
  at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 Prospectus Directive Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the joint book-running managers for any such offer; or

  (c)
  at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of notes referred to in (a) to (c) above shall require us or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Each purchaser of notes described in this prospectus supplement located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For the purposes of this provision, the expression "an offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 Prospectus Directive Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in the Relevant Member State and the expression "2010 Prospectus Directive Amending Directive" means Directive 2010/73/EU.

        We have not authorized and do not authorize the making of any offer of notes through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on our behalf or on behalf of the underwriters.

Notice to Prospective Investors in the United Kingdom

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom (the "FSMA")) received by it in connection with the issue or sale of such notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

        Certain legal matters relating to Canadian law will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada. The partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding securities of any class. Certain legal matters relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. The underwriters have been represented as to matters of United States law in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

        The audited consolidated financial statements incorporated by reference in the prospectus have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, Chartered Accountants, our independent auditors, given on the authority of said firm as experts in auditing and accounting. For information regarding our independent auditors, see "Interests of Experts" in our Annual Information Form dated February 17, 2011, filed with the applicable securities regulatory authorities in Canada and the United States and incorporated by reference in the prospectus.

        Information relating to our reserves in our Annual Information Form dated February 17, 2011 was calculated by McDaniel & Associates Consultants Ltd., GLJ Petroleum Consultants Ltd., Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton as independent petroleum consultants and such information is incorporated by reference in the accompanying prospectus on the authority of such firms as experts. The principals of each of McDaniel & Associates Consultants Ltd., GLJ Petroleum Consultants Ltd., Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton, in each case, as a group own beneficially, directly or indirectly, less than 1% of any class of our securities.

 ENFORCEABILITY OF CIVIL LIABILITIES

        We are a corporation incorporated under and governed by the Canada Business Corporations Act. Some of our officers and directors, and some of the experts named in this prospectus supplement and the accompanying prospectus, are Canadian residents, and many of our assets or the assets of our officers and directors and the experts are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of debt securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of debt securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our officers and directors and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

        We filed with the SEC, concurrently with our registration statement on Form F-9 of which this prospectus supplement forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of debt securities under this prospectus supplement.

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering of the notes. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. The following documents which have been filed with the securities commission or similar authority in each of the provinces and territories of Canada or the SEC are also specifically incorporated by reference in and form an integral part of the prospectus, as supplemented by this prospectus supplement:

  (a)
  our Annual Information Form dated February 17, 2011;

  (b)
  our audited comparative consolidated financial statements and auditor's report thereon for the year ended December 31, 2010;

  (c)
  our Management's Discussion and Analysis for the year ended December 31, 2010;

  (d)
  our unaudited comparative interim consolidated financial statements for the nine month period ended September 30, 2011;

  (e)
  our Management's Discussion and Analysis for the nine month period ended September 30, 2011;

  (f)
  our Information Circular dated February 28, 2011 relating to the annual meeting of our shareholders held on April 20, 2011;

  (g)
  our Information Circular dated February 28, 2010 relating to the annual and special meeting of our shareholders held on April 21, 2010;

  (h)
  our material change report dated February 17, 2011 relating to the agreement to establish a joint venture with PetroChina International Investment Company ("PCIIC"), a subsidiary of PetroChina Company Limited, relating to our Cutbank Ridge business assets;

  (i)
  our material change report dated June 23, 2011 relating to the ending of negotiations with PCIIC;

  (j)
  our supplemental disclosure document concerning our estimated reserves and economic contingent resources dated March 30, 2011; and

  (k)
  the consents of certain experts filed with the SEC on Form 6-K dated November 8, 2011.

        Any statement contained in the prospectus, in this prospectus supplement or in any document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, into the prospectus for the purpose of the offering of the notes offered hereby shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in the prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

        You may obtain a copy of our Annual Information Form and other information identified above by writing or calling us at the following address and telephone number:

  Encana Corporation
  1800, 855 - 2nd Street S.W.
  Calgary, Alberta T2P 2S5
  (403) 645-2000
  Attention: Corporate Secretary

 CONSENT OF PRICEWATERHOUSECOOPERS LLP

        We have read the short form base shelf prospectus of Encana Corporation ("Encana") dated April 1, 2010 relating to the issue and sale of debt securities in an aggregate principal amount of up to US$4,000,000,000 or the equivalent in other currencies and the prospectus supplement dated November             , 2011 relating to the issue and sale of notes in an aggregate principal amount of US$            (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned Prospectus of our report dated February 16, 2011 to shareholders of Encana on the consolidated balance sheets of Encana as at December 31, 2010 and 2009 and the consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2010.

Chartered Accountants

Calgary, Alberta
November             , 2011

This short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Short Form Base Shelf Prospectus Dated April 1, 2010

New Issue

Encana Corporation

US$4,000,000,000
Debt Securities

        We may from time to time offer and sell up to US$4,000,000,000 (or the equivalent in other currencies) aggregate principal amount of our debt securities. These debt securities may be offered and sold in the United States and elsewhere where permitted by law. These debt securities may consist of debentures, notes or other types of debt and may be issuable in series. We will provide the specific terms of these securities in supplements to this prospectus that will be delivered to purchasers together with this prospectus. Unless otherwise provided in a prospectus supplement relating to a series of debt securities, the debt securities will be our direct, unsecured and unsubordinated obligations and will be issued under a trust indenture. You should read this prospectus and any prospectus supplement carefully before you invest.

        Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

        We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

        Owning the debt securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

        Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this prospectus are Canadian residents, and a substantial portion of our assets or the assets of our directors and officers and the experts are located outside the United States.

        There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of the issuer regulation. See "Risk Factors".

        Our registered and principal office is located at 1800, 855 - 2nd Street S.W., Calgary, Alberta T2P 2S5, Canada.

        April 1, 2010

About this Prospectus	2
Where You Can Find More Information	3
Forward-Looking Statements	5
Encana Corporation	7
Use of Proceeds	7
Description of Debt Securities	7
Trading Price and Volume	24
Risk Factors	24
Certain Income Tax Considerations	25
Plan of Distribution	26
Interest Coverage	26
Legal Matters	27
Experts	27
Enforceability of Civil Liabilities	27
Documents Filed as Part of the Registration Statement	28
Consent of PricewaterhouseCoopers LLP	29

ABOUT THIS PROSPECTUS

        Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references in this prospectus and any prospectus supplement to "Encana", "we", "us" and "our" mean Encana Corporation and its consolidated subsidiaries and partnerships.

        In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars, references to "dollars", "$" or "US$" are to United States dollars and all references to "C$" are to Canadian dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is determined using Canadian generally accepted accounting principles, referred to as "Canadian GAAP".

        In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, the term "liquids" is used to represent crude oil and natural gas liquids. Liquids also includes condensate volumes.

        We may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$4,000,000,000. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering of debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the United States Securities and Exchange Commission (the "SEC"). You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.

 WHERE YOU CAN FIND MORE INFORMATION

        Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Encana Corporation, 1800, 855 - 2nd Street S.W., P.O. Box 2850, Calgary, Alberta T2P 2S5, Canada, telephone: (403) 645-2000. These documents are also available through the internet via the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

        We file with the securities commission or authority in each of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance with the Exchange Act, we also file reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared, in part, in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we furnish to the SEC at the SEC's public reference room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference room. Our filings are also electronically available from the SEC's Electronic Document Gathering and Retrieval System (EDGAR), which can be accessed at www.sec.gov, as well as from commercial document retrieval services.

        Under applicable securities laws in Canada and the United States, the Canadian securities commissions and the SEC allow us to incorporate by reference certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the Canadian securities commissions under Canadian securities legislation:

  (a)
  our Annual Information Form dated February 18, 2010;

  (b)
  our audited consolidated financial statements for the years ended December 31, 2009 and 2008, including the auditors' report thereon;

  (c)
  our Management's Discussion and Analysis for the year ended December 31, 2009;

  (d)
  our Information Circular dated February 28, 2010 relating to the annual and special meeting of our shareholders to be held on April 21, 2010;

  (e)
  our Information Circular dated October 20, 2009 relating to the special meeting of our shareholders held on November 25, 2009; and

  (f)
  our Supplemental Disclosure Document dated March 16, 2010.

Any annual information form, audited annual consolidated financial statements (together with the auditors' report thereon), information circular, unaudited interim consolidated financial statements, management's discussion and analysis, material change reports (excluding confidential material change reports) or business acquisition reports subsequently filed by us with securities commissions or similar authorities in the relevant provinces and territories of Canada after the date of this prospectus and prior to the termination of the offering of debt securities under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus. These documents are available through the internet on SEDAR. In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus, shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such reports. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

        Any statement contained in this prospectus or in a document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in the prospectus or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

        We will file updated interest coverage ratios quarterly with the applicable securities regulatory authorities, including the SEC, either as prospectus supplements or exhibits to our unaudited interim consolidated financial statements and audited annual consolidated financial statements which will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of the debt securities.

        Upon a new annual information form and related annual consolidated financial statements and management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and the accompanying management's discussion and analysis, any material change reports and any information circulars other than in connection with an annual general meeting filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus. Upon a new information circular in connection with an annual meeting of shareholders being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, the previous information circular filed in connection with an annual meeting of shareholders shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus.

        A prospectus supplement or prospectus supplements containing the specific terms for an issue of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement but only for the purposes of the debt securities issued thereunder.

        You may obtain a copy of our Annual Information Form and other information identified above by writing or calling us at the following address or telephone number:

  Encana Corporation
  1800, 855 - 2nd Street S.W.
  Calgary, Alberta T2P 2S5
  Attention: Corporate Secretary
  (403) 645-2000

 FORWARD-LOOKING STATEMENTS

        Certain statements included in this prospectus and the documents incorporated by reference herein constitute forward-looking statements or information (collectively referred to as "forward-looking statements") within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, relating to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking statements typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in or incorporated by reference into this prospectus include, but are not limited to, statements with respect to: achieving our strategy to be a natural gas pure-play company focused on development of unconventional resources, drilling and development plans and the timing and location thereof, production and processing capacities and levels and the timing of achieving such capacities and levels, the anticipated date of production for the Deep Panuke natural gas project, expansion of gathering and processing plants and other facilities, reserves estimates including reserves estimates under different price cases, estimates of contingent resources, the level of expenditures for compliance with environmental regulations including estimates of potential costs of carbon, site restoration costs including abandonment and reclamation costs, pending litigation, exploration plans, acquisition and divestiture plans and net cash flows, projected natural gas and oil production levels, projections relating to the adequacy of our provision for taxes, the expected impact of the Alberta Royalty Framework and Transitional Royalty Program, projections with respect to natural gas production from unconventional resource plays, projections relating to the volatility of natural gas prices in 2010 and beyond and the reasons therefor, our projected capital investment levels, the flexibility of capital spending plans and the source of funding therefor, the effect of our risk management program including the impact of derivative financial instruments, the impact of the changes and proposed changes in laws and regulations including greenhouse gas, carbon and climate change initiatives on our operations and operating costs, projections that our Bankers' Acceptances and Commercial Paper Program will continue to be fully supported by committed credit facilities and term loan facilities, our continued compliance with financial covenants under our credit facilities, our ability to pay our creditors, suppliers and commitments and fund our capital programs and pay dividends to shareholders, the impact of the current business market conditions including the recent economic recession and financial market turmoil on our operations and expected results, the effect of our risk mitigation policies, systems, processes and insurance program, our expectations for future Debt to Capitalization and Debt to Adjusted EBITDA ratios, the expected impact and timing of various accounting pronouncements, rule changes and standards including International Financial Reporting Standards on us and our Consolidated Financial Statements, and projections that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs.

        You are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predicted outcomes will not occur. These factors include, but are not limited to:

  •
  volatility of and assumptions regarding natural gas and liquids prices;

  •
  assumptions based upon our current guidance;

  •
  fluctuations in currency and interest rates, product supply and demand;

  •
  market competition;

  •
  risks inherent in our North American and foreign natural gas and liquids and market optimization operations;

  •
  risks of war, hostilities, civil insurrection and instability affecting countries in which we and our subsidiaries operate and terrorist threats;

  •
  risks inherent in marketing operations, including credit risks;

  •
  imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved reserves;

  •
  our ability to replace and expand natural gas and liquids reserves;

  •
  marketing margins;

  •
  potential disruption or unexpected technical difficulties in developing new products and manufacturing processes;

  •
  potential failure of new products to achieve acceptance in the market;

  •
  unexpected cost increases or technical difficulties in constructing or modifying manufacturing or processing facilities;

  •
  risks associated with technology;

  •
  our ability to generate sufficient cash flow from operations to meet our current and future obligations;

  •
  our ability to access external sources of debt or equity capital;

  •
  general economic and business conditions;

  •
  our ability to enter into or renew leases;

  •
  the timing and costs of construction of gas storage facilities, wells and pipelines;

  •
  our ability to make capital investments and the amounts of capital investments;

  •
  imprecision in estimating the timing, costs and levels of production and drilling;

  •
  results of exploration, development and drilling;

  •
  imprecision in estimates of future production capacity;

  •
  our ability to secure adequate product transportation;

  •
  uncertainty in the amounts and timing of royalty payments;

  •
  imprecision in estimates of product sales;

  •
  changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations;

  •
  risks associated with existing and potential future lawsuits and regulatory actions against us;

  •
  political and economic conditions in the countries in which we operate;

  •
  difficulty in obtaining necessary regulatory approvals; and

  •
  such other assumptions, risks and uncertainties described from time to time in our reports and filings with the Canadian securities authorities and the SEC.

        Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

        We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" in this prospectus, in any applicable prospectus supplement and in the documents incorporated herein by reference. Except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise.

 ENCANA CORPORATION

        We are one of North America's leading natural gas producers and our strategy is to be a natural gas pure-play company focused on the development of unconventional resources across North America. Our other operations include the transportation and marketing of natural gas and liquids. We pursue profitable growth from our portfolio of long-life resource plays situated in Canada and the United States.

        We continually pursue opportunities to develop and expand our business, which may include significant corporate or asset acquisitions. We may finance such acquisitions with debt or equity, or a combination of both.

USE OF PROCEEDS

        Unless otherwise indicated in the applicable prospectus supplement relating to a series of debt securities, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes. Those general corporate purposes may include capital expenditures, the repayment of indebtedness and the financing of acquisitions. The amount of net proceeds to be used for any such purpose will be described in an applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

        In this section only, "we", "us", "our" or "Encana" refer only to Encana Corporation without any of its subsidiaries or partnerships through which it operates. The following description describes certain general terms and provisions of the debt securities. We will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a supplement to this prospectus.

        The debt securities will be issued under an indenture (the "Indenture") to be entered into between us and The Bank of New York Mellon, as "Trustee". The Indenture is subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. The following is a summary of the Indenture which describes the material terms and provisions of the debt securities. However, it is the Indenture, and not this summary, that governs your rights as a holder of our debt securities. A form of the Indenture has been filed with the SEC and is available on EDGAR. See "Where You Can Find More Information" in this prospectus. In addition, prospective investors should rely on information in the applicable prospectus supplement, which may provide information that is different from this prospectus.

        We may, from time to time, issue debt instruments and incur additional indebtedness other than through the issuance of debt securities pursuant to this prospectus.

General

        The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes and other evidences of indebtedness) that we may issue under the Indenture. It provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any foreign currency. The debt securities offered pursuant to this prospectus will be issued in an aggregate principal amount of up to US$4,000,000,000 or the equivalent in other currencies, or if any debt securities are offered at original issue discount, such greater amount as shall result in an aggregate offering price of up to US$4,000,000,000, or the equivalent in other currencies. The Indenture also permits us to increase the principal amount of any series of our debt securities previously issued and to issue that increased principal amount. The applicable prospectus supplement will set forth the following terms and information relating to the debt securities being offered by us:

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  the specific designation and the aggregate principal amount of the debt securities of such series;

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  the extent and manner, if any, to which payment on or in respect of our debt securities of such series will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

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  the percentage or percentages of principal amount at which our debt securities of such series will be issued;

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  the date or dates on which the principal of (and premium, if any, on) our debt securities of such series will be payable and the portion (if less than the principal amount) of the debt securities of such series to be payable upon a declaration of acceleration of maturity and/or the method by which such date or dates shall be determined or extended;

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  the rate or rates (whether fixed or variable) at which our debt securities of such series will bear interest, if any, and the date or dates from which such interest will accrue;

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  the dates on which any interest will be payable and the regular record dates for the payment of interest on our debt securities of such series in registered form;

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  the place or places where the principal of (and premium, if any, and interest, if any, on) our debt securities will be payable, and each office or agency where our debt securities of such series may be presented for registration of transfer or exchange;

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  if other than U.S. dollars, the currency in which our debt securities of such series are denominated or in which currency payment of the principal of (and premium, if any, and interest, if any, on) such debt securities of such series will be payable;

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  whether our debt securities of such series will be issuable in the form of one or more global securities and, if so, the identity of the depositary for the global securities;

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  any mandatory or optional redemption or sinking fund provisions;

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  the period or periods, if any, within which, the price or prices at which, the currency in which and the terms and conditions upon which our debt securities of such series may be redeemed or purchased by us;

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  the terms and conditions, if any, upon which you may redeem our debt securities of such series prior to maturity and the price or prices at which and the currency in which our debt securities of such series are payable;

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  any index used to determine the amount of payments of principal of (and premium, if any, or interest, if any, on) our debt securities of such series;

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  the terms, if any, on which our debt securities may be converted or exchanged for other of our debt securities or debt securities of other entities;

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  any other terms of our debt securities of such series, including covenants and events of default which apply solely to a particular series of our debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to our debt securities of such series which do not apply to a particular series of our debt securities;

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  if other than The Depository Trust Company, the person designated as the depositary for the debt securities of such series;

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  any applicable material Canadian and U.S. federal income tax consequences;

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  whether and under what circumstances we will pay Additional Amounts (defined below under "Payment of Additional Amounts") on the debt securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the debt securities of such series rather than pay the Additional Amounts (and the terms of any such option);

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  whether the payment of our debt securities will be guaranteed by any other person; and

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  if other than denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof, the denominations in which any securities of the series shall be issuable.

        Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford holders of our debt securities the right to tender such debt securities to us in the event that we have a change in control.

        Our debt securities may be issued under the Indenture bearing no interest or at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the prospectus supplement relating to the debt securities.

Ranking

        Unless otherwise indicated in an applicable prospectus supplement, the debt securities issued under the Indenture will be unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness outstanding from time to time. We conduct a substantial portion of our business through corporate and partnership subsidiaries. The debt securities will be structurally subordinated to all existing and future indebtedness and liabilities, including trade payables, of any of our corporate or partnership subsidiaries. See "Risk Factors—The debt securities will be effectively subordinated to certain indebtedness of our corporate and partnership subsidiaries and be subject to certain reorganization risk".

Debt Securities in Global Form

The Depositary, Book-Entry and Settlement

        A series of our debt securities may be issued in whole or in part in global form as a "global security" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for our debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

        The specific terms of the depositary arrangement with respect to any portion of a particular series of our debt securities to be represented by a global security will be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

        Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of our debt securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of our debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities have the ability to take physical delivery of such securities in definitive form.

        So long as the depositary for a global security, or its nominee, is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of our debt securities represented by the global security registered in their names and will not receive or be entitled to receive physical delivery of such series of our debt securities in definitive form.

Payments of Principal, Premium, if any, and Interest

        Any payments of principal, premium, if any, and interest on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the Trustee or any paying agent for our debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

Discontinuance of Depositary's Services

        If a depositary for a global security representing a particular series of our debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of our debt securities in definitive form in exchange for a global security representing such series of our debt securities. In addition, we may at any time and in our sole discretion determine not to have a series of our debt securities represented by a global security and, in such event, will issue a series of our debt securities in definitive form in exchange for the global security representing such series of debt securities.

Debt Securities in Definitive Form

        A series of our debt securities may be issued solely as registered securities in denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof or in such other denominations as may be set out in a prospectus supplement relating to any particular series.

        An applicable prospectus supplement will indicate the places to register a transfer of our debt securities in definitive form. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of such debt securities, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

        We shall not be required to:

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  issue, register the transfer of or exchange any series of our debt securities during a period beginning at the opening of business 15 days before the day of selection for redemption of debt securities of that series and ending at the close of business on the day of mailing of the relevant notice of redemption; or

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  register the transfer of or exchange any security, or portion thereof, called for redemption, except the unredeemed portion of any security being redeemed in part.

        Unless otherwise indicated in the applicable prospectus supplement, payment of any interest will be made to the persons in whose name our debt securities are registered at the close of business on the day or days specified by us.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. The Indenture contains the full definition of all such terms. See "Where You Can Find More Information" in this prospectus.

        "Consolidated Net Tangible Assets" means the total amount of assets of any person on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom:

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  all current liabilities (excluding any indebtedness classified as a current liability and any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

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  all goodwill, trade names, trademarks, patents and other like intangibles; and

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  appropriate adjustments on account of minority interests of other persons holding shares of the Subsidiaries of such person,

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of such person computed in accordance with GAAP.

        "Current Assets" means assets which in the ordinary course of business are expected to be realized in cash or sold or consumed within 12 months.

        "Facilities" means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquefying facilities, flares, stacks and burning towers; natural gas distribution facilities, including equipment for delivery to end users; floatation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers; generating plants (including power plants) and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

        "Financial Instrument Obligations" means obligations arising under:

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  interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

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  currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

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  commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

        "GAAP" means generally accepted accounting principles in Canada which are in effect from time to time, unless the person's most recent audited or quarterly financial statements are not prepared in accordance with generally accepted accounting principles in Canada, in which case GAAP shall mean generally accepted accounting principles in the United States in effect from time to time.

        "Lien" means, with respect to any properties or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, charge, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such properties or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

        "Non-Recourse Debt" means indebtedness to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancings of such indebtedness, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other person acting on behalf of such entity) in respect of such indebtedness is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such indebtedness has been incurred and to the receivables, inventory, equipment, chattels payable, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse.

        "Permitted Liens" of any person at any particular time means:

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  Liens existing as of the date of the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such date;

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  Liens on Current Assets given in the ordinary course of business to any financial institution or others to secure any indebtedness payable on demand or maturing (including any right of extension or renewal) within 12 months or less from the date such indebtedness is incurred;

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  Liens in connection with indebtedness, which, by its terms, is Non-Recourse Debt to us or any of our Subsidiaries;

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  Liens existing on property or assets at the time of acquisition (including by way of lease) by such person, provided that such Liens were not incurred in anticipation of such acquisition;

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  Liens or obligations to incur Liens (including under indentures, trust deeds and similar instruments) on property or assets of another person existing at the time such other person becomes a Subsidiary of such person, or is liquidated or merged into, or amalgamated or consolidated with, such person or Subsidiary of such person or at the time of the sale, lease or other disposition to such person or Subsidiary of such person of all or substantially all of the properties and assets of such other person, provided that such Liens were not incurred in anticipation of such other person becoming a Subsidiary of such person;

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  Liens upon property or assets of whatsoever nature other than Restricted Property;

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  Liens upon property or facilities used in connection with, or necessarily incidental to, the purchase, sale, storage, transportation or distribution of oil or gas or the products derived from oil or gas;

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  Liens arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, storage, transportation, distribution, gathering or processing of Restricted Property, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other agreements which are customary in the oil and natural gas business, provided in all instances that such Lien is limited to the property or assets that are the subject of the relevant agreement;

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  Liens on assets or property securing: (i) all or any portion of the cost of acquisition (directly or indirectly), surveying, exploration, drilling, development, extraction, operation, production, construction, alteration, repair or improvement of all or any part of such assets or property, the plugging and abandonment of wells and the decommissioning or removal of structures or facilities located thereon, and the reclamation and clean-up of such properties, facilities and interests and surrounding lands whether or not owned by us or our Restricted Subsidiaries, (ii) all or any portion of the cost of acquiring (directly or indirectly), developing, constructing, altering, improving, operating or repairing any assets or property (or improvements on such assets or property) used or to be used in connection with such assets or property, whether or not located (or located from time to time) at or on such assets or property, (iii) indebtedness incurred by us or any of our Subsidiaries to provide funds for the activities set forth in clauses (i) and (ii) above, provided such indebtedness is incurred prior to, during or within two years after the completion of acquisition, construction or such other activities referred to in clauses (i) and (ii) above, and (iv) indebtedness incurred by us or any of our Subsidiaries to refinance indebtedness incurred for the purposes set forth in clauses (i) and (ii) above. Without limiting the generality of the foregoing, costs incurred after the date hereof with respect to clauses (i) or (ii) above shall include costs incurred for all facilities relating to such assets or property, or to projects, ventures or other arrangements of which such assets or property form a part or which relate to such assets or property, which facilities shall include, without limitation, Facilities, whether or not in whole or in part located (or from time to time located) at or on such assets or property;

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  Liens granted in the ordinary course of business in connection with Financial Instrument Obligations;

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  Purchase Money Mortgages;

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  Liens in favor of us or any of our Subsidiaries to secure indebtedness owed to us or any of our Subsidiaries; and

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  any extension, renewal, alteration, refinancing, replacement, exchange or refunding (or successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings) of all or part of any Lien referred to in the foregoing clauses; provided, however, that (i) such new Lien shall be limited to all or part of the property or assets which was secured by the prior Lien plus improvements on such property or assets and (ii) the indebtedness, if any, secured by the new Lien is not increased from the amount of the indebtedness secured by the prior Lien then existing at the time of such extension, renewal, alteration, refinancing, replacement, exchange or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions, renewals, alterations, refinancings, replacements, exchanges or refundings.

        "Purchase Money Mortgage" of any person means any Lien created upon any property or assets of such person to secure or securing the whole or any part of the purchase price of such property or assets or the whole or any part of the cost of constructing or installing fixed improvements thereon or to secure or securing the repayment of money borrowed to pay the whole or any part of such purchase price or cost of any vendor's privilege or Lien on such property or assets securing all or any part of such purchase price or cost including title retention agreements and leases in the nature of title retention agreements; provided that (i) the principal amount of money borrowed which is secured by such Lien does not exceed 100% of such purchase price or cost and any fees incurred in connection therewith, and (ii) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item.

        "Restricted Property" means any oil, gas or mineral property of a primary nature located in the United States or Canada, and any facilities located in the United States or Canada directly related to the mining, processing or manufacture of hydrocarbons or minerals, or any of the constituents thereof and includes Voting Shares or other interests of a corporation or other person which owns such property or facilities, but does not include (i) any property or facilities used in connection with or necessarily incidental to the purchase, sale, storage, transportation or distribution of Restricted Property, (ii) any property which, in the opinion of our board of directors, is not materially important to the total business conducted by us and our Subsidiaries as an entirety or (iii) any portion of a particular property which, in the opinion of our board of directors, is not materially important to the use or operation of such property.

        "Restricted Subsidiary" means any Subsidiary of ours which owns Restricted Property which assets represent not less than the greater of (i) 5% of our Consolidated Net Tangible Assets and (ii) $100,000,000 (or the equivalent thereof in any other currency), excluding however any Subsidiary if the amount of our share of the Shareholders' Equity therein does not at the time exceed 2% of our Shareholders' Equity.

        "Shareholders' Equity" means the aggregate amount of shareholders' equity (including but not limited to share capital, contributed surplus and retained earnings) of a person as shown on the most recent annual audited or unaudited interim consolidated balance sheet of such person and computed in accordance with GAAP.

        "Subsidiary" of any person means, on any date, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.

        "Voting Shares" means shares of any class of any corporation carrying voting rights under all circumstances, provided that, for the purposes of this definition, shares which only carry the right to vote conditionally on the happening of any event shall not be considered Voting Shares, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such an event, or solely because the right to vote may not be exercisable under the charter of the corporation.

Covenants

Limitation on Liens

        The Indenture provides that so long as any of our debt securities are outstanding and subject to the provisions of the Indenture, we will not, and will not permit any of our Restricted Subsidiaries to, create, incur, assume or otherwise have outstanding any Lien securing any indebtedness for borrowed money or interest thereon (or any liability of ours or such Restricted Subsidiaries under any guarantee or endorsement or other instrument under which we or such Restricted Subsidiaries are contingently liable, either directly or indirectly, for borrowed money or interest thereon), other than Permitted Liens, without also simultaneously or prior thereto securing, or causing such Restricted Subsidiaries to secure, indebtedness under the Indenture so that our debt securities are secured equally and ratably with or prior to such other indebtedness, except that we and our Restricted Subsidiaries may incur a Lien to secure indebtedness for borrowed money without securing our debt securities if, after giving effect thereto, the principal amount of indebtedness for borrowed money secured by Liens created, incurred or assumed after the date of the Indenture and otherwise prohibited by the Indenture does not exceed 10% of our Consolidated Net Tangible Assets.

        Notwithstanding the foregoing, transactions such as the sale (including any forward sale) or other transfer of (i) oil, gas, minerals or other resources of a primary nature, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or a specified rate of return (however determined), or a specified amount of such oil, gas, minerals, or other resources of a primary nature, or (ii) any other interest in property of the character commonly referred to as a "production payment", will not constitute a Lien and will not result in us or a Restricted Subsidiary of ours being required to secure the debt securities.

Consolidation, Amalgamation, Merger and Sale of Assets

        We shall not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, partnership or trust or convey, transfer or lease all or substantially all our properties and assets to any person, unless:

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  the entity formed by or continuing from such consolidation or amalgamation or into which we are merged or with which we enter into such statutory arrangement or the person which acquires or leases all or substantially all of our properties and assets is a corporation, partnership or trust organized and validly existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, statutory arrangement or other transaction would not impair the rights of the holders of our debt securities, in any other country, provided that if such successor entity is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, the successor entity assumes our obligations under the debt securities and the Indenture to pay Additional Amounts, with the name of such successor jurisdiction being included in addition to Canada in each place that Canada appears in "—Payment of Additional Amounts" and "—Tax Redemption" below;

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  the successor entity expressly assumes or assumes by operation of law all of our obligations under our debt securities and under the Indenture;

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  immediately before and after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing; and

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  certain other conditions are met.

        In addition, notwithstanding anything in the Indenture, we may consolidate or amalgamate with or merge into or enter into a statutory arrangement with any direct or indirect wholly-owned Subsidiary and may convey, transfer or lease all or substantially all of our properties and assets to any direct or indirect wholly-owned Subsidiary without complying with the above provisions in a transaction or series of transactions in which we retain all of our obligations under and in respect of all outstanding debt securities under the Indenture (hereinafter a "Permitted Reorganization") provided that on or prior to the date of the Permitted Reorganization we deliver to the Trustee an officer's certificate confirming that, as of the date of the Permitted Reorganization:

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  substantially all of our unsubordinated and unsecured indebtedness for borrowed money which ranked pari passu with the then outstanding debt securities under the Indenture immediately prior to the Permitted Reorganization will rank no better than pari passu with the then outstanding debt securities under the Indenture after the Permitted Reorganization; for certainty, there is no requirement for any such other indebtedness to obtain or maintain similar ranking to the then outstanding debt securities under the Indenture and such other indebtedness may be structurally subordinated or otherwise subordinated to the then outstanding debt securities under the Indenture; or

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  at least two of our then current rating agencies (or if only one rating agency maintains ratings in respect of the debt securities at such time, that one rating agency) have affirmed that the rating assigned by them to the debt securities shall not be downgraded as a result of the Permitted Reorganization.

        If, as a result of any such transactions referred to above, any of our or our Restricted Subsidiaries' Restricted Properties become subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under the "Limitation on Liens" covenant above without equally and ratably securing our debt securities, we, simultaneously with or prior to such transaction, will secure, or cause the applicable Restricted Subsidiary to secure, our debt securities to be secured equally and ratably with or prior to the indebtedness secured by such Lien.

Payment of Additional Amounts

        Unless otherwise specified in the applicable prospectus supplement, all payments made by or on behalf of us under or with respect to any series of our debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, we will pay to each holder of such debt securities as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such holder (including the Additional Amounts) after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a debt securities holder (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

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  with which we do not deal at arm's length (for the purposes of the Income Tax Act (Canada)) at the time the amount is paid or payable;

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  which is subject to such Canadian Taxes by reason of the debt securities holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the debt securities or the receipt of payments thereunder; or

  •
  which is subject to such Canadian Taxes by reason of the debt securities holder's failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

        In addition, Additional Amounts will not be payable if the beneficial owner of, or person ultimately entitled to obtain an interest in, such debt securities is not the sole beneficial owner of such payments, or is a fiduciary or partnership, to the extent that any beneficial owner, beneficiary or settlor with respect to such fiduciary or any partner or member of such partnership would not have been entitled to such Additional Amounts with respect to such payments had such beneficial owner, beneficiary, settlor, partner or member received directly its beneficial or distributive shares of such payments. In addition, Additional Amounts will not be payable with respect to any Canadian Taxes which are payable otherwise than by withholding from payments of, or in respect of, principal of, or interest on, the debt securities.

        We will also:

  •
  make such withholding or deduction; and

  •
  remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

        We will furnish to the holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

        We will indemnify and hold harmless each holder of debt securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount (excluding any Additional Amounts that have previously been paid by us with respect thereto) of:

  •
  the payment of any Canadian Tax, together with any interest, penalties and reasonable expenses in connection therewith; and

  •
  any Canadian Taxes imposed with respect to any reimbursement under the preceding clause, but excluding any such Canadian Taxes on such holder's net income.

        In any event, no Additional Amounts or indemnity amounts will be payable in excess of Additional Amounts or the indemnity amounts which would be required if the holder and beneficial owner of debt securities was a resident of the United States for purposes of the Canada-U.S. Income Tax Convention (1980), as amended.

        Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest, if any, or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

        Unless otherwise specified in the applicable prospectus supplement, a series of our debt securities will be subject to redemption at any time, in whole and not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

  •
  as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the later of (i) the date specified in the applicable prospectus supplement or (ii) if applicable, the date a person organized in a jurisdiction other than Canada or the United States becomes our successor pursuant to the consolidation covenant of the Indenture described above under "—Covenants—Consolidation, Amalgamation, Merger and Sale of Assets", we or our successor reasonably determines that we or our successor have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series as described under "—Payment of Additional Amounts"; or

  •
  on or after the later of (i) the date specified in the applicable prospectus supplement or (ii) if applicable, the date a person organized in a jurisdiction other than Canada or the United States becomes our successor pursuant to the consolidation covenant of the Indenture, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in Canada, or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to us, or our successor, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will likely result in us or our successor becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series;

and, in any such case, we, or our successor, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us or our successor.

        In the event that we elect to redeem a series of our debt securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of our debt securities pursuant to their terms.

        Notice of intention to redeem such series of our debt securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

        We will furnish to the Trustee, within 30 days after we file them with or furnish them to the SEC, copies, which may be in electronic format, of our annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with or furnish to the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

        Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee:

  •
  within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F, Form 40-F or Form 10-K as applicable (or any successor form); and

  •
  within 65 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form) which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange. Such information will be prepared in accordance with Canadian disclosure requirements and GAAP, to the extent permitted by the rules and regulations of the SEC, provided, however, that we shall not be obligated to file such report with the SEC if the SEC does not permit such filings.

Events of Default

        The following are summaries of events of default under the Indenture with respect to any series of our debt securities:

  •
  default in the payment of any interest on any debt security of that series when such interest becomes due and payable, and continuance of such default for a period of 30 days;

  •
  default in the payment of the principal of (or premium, if any, on), any debt security of that series when it becomes due and payable;

  •
  default in the performance, or breach, of any of our covenants or warranties in the Indenture in respect of our debt securities of that series (other than a covenant or warranty a default in the performance of which or the breach of which is specifically dealt with elsewhere in the Indenture), and continuance of such default or breach for a period of 60 days after receipt by us of written notice to us, specifying such default or breach, by the Trustee or by the holders of at least 25% in principal amount of all outstanding debt securities of any series affected thereby;

  •
  if an event of default (as defined in any indenture or instrument under which we or one of our Restricted Subsidiaries has at the time of the Indenture or shall thereafter have outstanding any indebtedness for borrowed money) shall happen and be continuing, or we or any of our Restricted Subsidiaries shall have failed to pay principal amounts with respect to such indebtedness at maturity and such event of default or failure to pay shall result in such indebtedness being declared due and payable or otherwise being accelerated, in either event so that an amount in excess of the greater of US$200,000,000 and 2% of our Shareholders' Equity shall be or become due and payable upon such declaration or otherwise accelerated prior to the date on which the same would otherwise have become due and payable (the "accelerated indebtedness"), and such acceleration shall not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness shall be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it shall not be considered an event of default for purposes of the Indenture until 30 days after such indebtedness has been accelerated, or (ii) if the accelerated indebtedness shall occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, Non-Recourse Debt to us or our Restricted Subsidiaries, it shall not be considered an event of default for purposes of the Indenture; or (B) if such accelerated indebtedness is recourse to us or our Restricted Subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or an event of default shall be applicable together with an additional seven days before being considered an event of default for purposes of the Indenture;

  •
  the entry of a decree or order by a court having jurisdiction in the premises adjudging us a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of us under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or any other applicable insolvency law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of us or of any substantial part of our property, or ordering the winding up or liquidation of our the affairs, and the continuance of any such decree or order unstayed and in effect for a period of 90 consecutive days;

  •
  the institution by us of proceedings to be adjudicated a bankrupt or insolvent, or the consent by us to the institution of bankruptcy or insolvency proceedings against us, or the filing by us of a petition or answer or consent seeking reorganization or relief under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or any other applicable insolvency law, or the consent by us to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of us or of any substantial part of our property, or the making by us of an assignment for the benefit of creditors, or the admission by us in writing of our inability to pay our debts generally as they become due; or

  •
  any other events of default provided with respect to debt securities of that series.

        If an event of default under the Indenture occurs and is continuing with respect to any series of our debt securities, then and in every such case the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount (or, if the debt securities of that series are original issue discount debt securities, such portion of the principal amount as may be specified in the terms of that series) of all debt securities of such series and all accrued and unpaid interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any series of our debt securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series, by written notice to us and the Trustee under certain circumstances, may rescind and annul such acceleration.

        Reference is made to the applicable prospectus supplement or supplements relating to each series of our debt securities which are original issue discount debt securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any event of default and the continuation thereof.

        Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such event of default.

        No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless:

  •
  such holder has previously given to the Trustee written notice of a continuing event of default with respect to the debt securities of such series affected by such event of default;

  •
  the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

  •
  the Trustee has failed to institute such proceeding, and has not received from the holders of a majority or more in aggregate principal amount of the outstanding debt securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

        However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security.

        We will annually furnish to the Trustee a statement by certain of our officers as to whether or not we, to the best of their knowledge, are in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults.

Defeasance and Covenant Defeasance

        Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants (as evidenced by an officer's certificate delivered to the Trustee) to pay the principal of (and premium, if any, and each instalment of interest, if any, on) the outstanding debt securities of such series (hereinafter referred to as a "defeasance") (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things:

  •
  we have delivered to the Trustee an opinion of counsel in the United States stating that (i) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency (or successor agency) to the effect that the holders of the outstanding debt securities of such series should not recognize income, gain or loss for Canadian federal or provincial income tax purposes as a result of such defeasance and should be subject to Canadian federal or provincial income tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

  •
  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

  •
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

        We may exercise our defeasance option notwithstanding our prior exercise of our covenant defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the defeasance option.

        The Indenture provides that, at our option, unless and until we have exercised our defeasance option described in the preceding paragraph, we may omit to comply with the "Limitation on Liens" covenant, certain aspects of the "Consolidation, Amalgamation, Merger and Sale of Assets" covenant and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and our outstanding debt securities upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants (as evidenced by an officer's certificate delivered to the Trustee) to pay the principal of (and premium, if any, and each installment of interest, if any, on) the outstanding debt securities (hereinafter referred to as "covenant defeasance"). If we exercise our covenant defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

  •
  we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of our outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of our outstanding debt securities should not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such covenant defeasance and should be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of our outstanding debt securities include holders who are not resident in Canada);

  •
  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

  •
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

Modification and Waiver

        Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment (voting as one class); provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

  •
  change the stated maturity of the principal of (or premium, if any), or any installment of interest, if any, on any debt security;

  •
  reduce the principal amount of (or premium, if any, or interest, if any, on) any debt security;

  •
  reduce the amount of principal of a debt security payable upon acceleration of the maturity thereof;

  •
  change the place of payment;

  •
  change the currency of payment of principal of (or premium, if any, or interest, if any, on) any debt security;

  •
  impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

  •
  reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

  •
  modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

        The holders of a majority in principal amount of our outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series.

        The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such debt securities.

Consent to Jurisdiction and Service

        Under the Indenture, we irrevocably appoint CT Corporation System, 111-8th Avenue, New York, New York, 10011 as our authorized agent for service of process in any suit or proceeding arising out of or relating to our debt securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in New York, New York and irrevocably submit to the non-exclusive jurisdiction of any such court.

Governing Law

        Our debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

        Since a substantial portion of our assets, as well as some or all of the assets of a number of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States.

 TRADING PRICE AND VOLUME

        All of the outstanding common shares of Encana are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ECA. The following table outlines the share price trading range and volume of shares traded by month for the period March 2009 to March 31, 2010:

	TORONTO STOCK EXCHANGE				NEW YORK STOCK EXCHANGE
	Share Trading Range				Share Trading Range
				Share Volume				Share Volume
	High	Low	Close		High	Low	Close
		($ per share)		(millions)		($ per share)		(millions)
2009
March	55.71	45.67	51.60	68.2	45.28	35.46	40.61	98.1
April	57.75	50.33	54.69	49.3	47.84	39.70	45.73	64.3
May	65.71	54.72	60.00	46.8	57.07	46.02	55.43	62.3
June	63.35	53.85	57.67	44.4	58.34	46.58	49.47	56.5
July	59.68	51.34	57.78	36.6	54.89	44.01	53.65	50.4
August	58.92	54.65	57.06	33.9	55.74	49.23	51.99	36.2
September	64.29	54.96	62.00	46.2	59.95	49.71	57.61	59.6
October	65.34	59.00	60.00	37.3	63.19	54.18	55.39	58.0
November	62.90	55.11	56.57	46.4	59.68	51.91	53.88	53.4
December (1)
pre-split	57.87	56.00	56.43	6.1	55.43	50.82	51.09	18.5
post-split	34.89	28.62	34.11	46.9	33.61	27.56	32.39	42.6
2010
January	36.65	32.41	32.70	44.4	35.63	30.44	30.59	74.9
February	35.53	31.77	34.49	43.0	34.02	29.50	32.78	67.0
March	35.90	30.16	31.60	73.3	34.75	29.31	31.03	88.4

Note:

(1)
On November 30, 2009, Encana completed a corporate reorganization to split into two independent publicly traded energy companies—Encana Corporation and Cenovus Energy Inc. The post-split common shares of Encana began trading on the TSX for regular settlement at the opening of trading on December 3, 2009 and on the NYSE for regular settlement at the opening of trading on December 9, 2009.

RISK FACTORS

        In addition to the risk factors set forth below, additional risk factors relating to our business are discussed in our Annual Information Form and our Management's Discussion and Analysis, which risk factors are incorporated herein by reference. Prospective purchasers of the debt securities should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing the debt securities offered hereby. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the debt securities could be materially adversely affected.

There can be no assurance as to the liquidity of the trading market for the debt securities or that a trading market for the debt securities will develop.

        There is no public market for the debt securities and, unless otherwise specified in the applicable prospectus supplement, we do not intend to apply for listing of the debt securities on any securities exchanges. If the debt securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the debt securities or that a trading market for the debt securities will develop.

Credit ratings may not reflect all risks of an investment in the debt securities and may change.

        Credit ratings may not reflect all risks associated with an investment in the debt securities. Any credit ratings applied to the debt securities are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the debt securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the debt securities. There is no assurance that any credit rating assigned to the debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the market price or value of the debt securities to change.

        Prevailing interest rates will affect the market price or value of the debt securities. The market price or value of the debt securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

The debt securities will be effectively subordinated to certain indebtedness of our corporate and partnership subsidiaries and be subject to certain reorganization risk.

        The Indenture permits us, at any time and from time to time, to complete reorganizations with any of our wholly-owned direct or indirect subsidiaries provided that certain conditions are met. In the event of any such reorganization, the debt securities may continue to be obligations of us in circumstances where our assets are comprised of (and potentially limited to) our ownership interest in the subsidiaries through which our operations are thereafter conducted. Such subsidiaries, which following completion of a reorganization may hold all of the assets formerly held by us, are not restricted under the Indenture with respect to subsequent asset dispositions or incurring indebtedness. See "Description of Debt Securities—Covenants—Consolidation, Amalgamation, Merger and Sale of Assets".

        The debt securities will be our unsubordinated and unsecured obligations and, unless otherwise provided with respect to a series of debt securities, will rank equally with all of our other unsecured, unsubordinated obligations. We conduct a substantial portion of our business through corporate and partnership subsidiaries. Our obligations under the debt securities will be structurally subordinate to all existing and future indebtedness and liabilities, including trade payables, of any of our corporate and partnership subsidiaries.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor of acquiring any debt securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of principal and interest, if any, will be subject to Canadian non-resident withholding tax.

        The applicable prospectus supplement will also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any debt securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including, to the extent applicable, any such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items.

 PLAN OF DISTRIBUTION

        We may offer and sell debt securities to or through underwriters or dealers and also may sell debt securities directly to purchasers or through agents. These debt securities may be offered and sold in the United States and elsewhere where permitted by law.

        The distribution of debt securities of any series may be effected from time to time in one or more transactions:

  •
  at a fixed price or prices, which may be changed;

  •
  at market prices prevailing at the time of sale; or

  •
  at prices related to such prevailing market prices to be negotiated with purchasers.

        In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of debt securities by them may be deemed to be underwriting commissions under the United States Securities Act of 1933, as amended (the "Securities Act").

        The prospectus supplement relating to each series of debt securities will also set forth the terms of the offering of the debt securities, including to the extent applicable, the initial offering price, our proceeds from the offering, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to each series sold to or through underwriters will be named in the prospectus supplement relating to such series.

        Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of debt securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        Each series of debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in a prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Certain broker-dealers may make a market in the debt securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the debt securities of any series or as to the liquidity of the trading market, if any, for the debt securities of any series.

INTEREST COVERAGE

        The following sets forth our interest coverage ratio calculated for the twelve month period ended December 31, 2009 based on audited financial information. The interest coverage ratio set out below has been prepared and included in this prospectus in accordance with Canadian disclosure requirements and has been calculated based on information prepared in accordance with Canadian GAAP. The interest coverage ratio set out below does not purport to be indicative of an interest coverage ratio for any future periods. Adjustments for normal course issuances and repayments of long-term debt subsequent to December 31, 2009 would not materially affect the ratio. The interest coverage ratio does not give effect to the debt securities offered by this prospectus since the aggregate principal amount of debt securities that will be issued hereunder and the terms of issue are not presently known.

December 31, 2009
Interest coverage on long-term debt:
Net earnings	4.5 times

        Interest coverage on long-term debt on a net earnings basis is equal to net earnings before interest on long-term debt and income taxes divided by interest expense on long-term debt. For purposes of calculating the interest coverage ratio set forth herein, long-term debt includes the current portion of long-term debt.

        Further information with respect to our net earnings may be found in our consolidated statements of earnings incorporated by reference herein.

LEGAL MATTERS

        Unless otherwise specified in the prospectus supplement relating to a series of debt securities, certain legal matters relating to Canadian law will be passed upon for us by Macleod Dixon LLP, Calgary, Alberta, Canada. Certain legal matters in connection with the offering relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

EXPERTS

        The audited consolidated financial statements of Encana Corporation incorporated by reference in this prospectus have been so incorporated in reliance on the audit report which is also incorporated by reference in this prospectus, of PricewaterhouseCoopers LLP, Chartered Accountants, as experts in auditing and accounting.

        Information relating to our reserves in the Annual Information Form dated February 18, 2010 was calculated based on evaluations of and reports on our natural gas and liquids reserves conducted and prepared by GLJ Petroleum Consultants Ltd., McDaniel & Associates Consultants Ltd., Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton as independent qualified reserves evaluators. The principals of each of GLJ Petroleum Consultants Ltd., McDaniel & Associates Consultants Ltd., Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton, in each case, as a group own beneficially, directly or indirectly, less than 1% of any class of our securities.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are a corporation incorporated under and governed by the Canada Business Corporations Act. Most of our directors and officers, and some or all of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of debt securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of debt securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors and officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Macleod Dixon LLP, that a judgment of a United States court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Macleod Dixon LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

        We filed with the SEC, concurrently with our registration statement on Form F-9 of which this prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F- X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of debt securities under this prospectus.

 DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC's Form F-9:

  •
  the documents listed in the third paragraph under "Where You Can Find More Information" in this prospectus;

  •
  the consent of our accountants, PricewaterhouseCoopers LLP;

  •
  the consent of our Canadian counsel, Macleod Dixon LLP;

  •
  the consents of our independent qualified reserves evaluators, GLJ Petroleum Consultants Ltd., McDaniel & Associates Consultants Ltd., Netherland, Sewell & Associates, Inc. and DeGoyler and MacNaughton;

  •
  powers of attorney from our directors and officers;

  •
  the form of trust indenture relating to the debt securities; and

  •
  the statement of eligibility of the trustee on Form T-1.

 CONSENT OF PRICEWATERHOUSECOOPERS LLP

        We have read the short form base shelf prospectus of Encana Corporation (the "Company") dated April 1, 2010 relating to the issue and sale of debt securities in an aggregate principal amount of up to US$4,000,000,000 or the equivalent in other currencies (the "prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company dated February 17, 2010 on the consolidated balance sheets of the Company as at December 31, 2009 and 2008 and the consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2009.

Calgary, Alberta	(Signed) PRICEWATERHOUSECOOPERS LLP
April 1, 2010	Chartered Accountants

US$

Encana Corporation

US$                        % Notes due 20

US$                        % Notes due 20

PROSPECTUS SUPPLEMENT

November             , 2011

Joint Book-Running Managers

Barclays Capital
BNP PARIBAS
J.P. Morgan

QuickLinks

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
FORWARD-LOOKING STATEMENTS
SUMMARY OF THE OFFERING
ENCANA CORPORATION
RECENT DEVELOPMENTS
USE OF PROCEEDS
SELECTED FINANCIAL AND OPERATING INFORMATION
CONSOLIDATED CAPITALIZATION
INTEREST COVERAGE
DESCRIPTION OF THE NOTES
CERTAIN INCOME TAX CONSIDERATIONS
TRADING PRICE AND VOLUME
UNDERWRITING
LEGAL MATTERS
EXPERTS
ENFORCEABILITY OF CIVIL LIABILITIES
DOCUMENTS INCORPORATED BY REFERENCE
CONSENT OF PRICEWATERHOUSECOOPERS LLP

ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
ENCANA CORPORATION
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
TRADING PRICE AND VOLUME
RISK FACTORS
CERTAIN INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
INTEREST COVERAGE
LEGAL MATTERS
EXPERTS
ENFORCEABILITY OF CIVIL LIABILITIES
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
CONSENT OF PRICEWATERHOUSECOOPERS LLP